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Filed by Pharmacopeia, Inc. This
communication is filed pursuant to Rule 425
under the Securities Act of 1993, as amended,
and deemed filed pursuant to Rule 14a-6 of
the Securities Act of 1934, as amended.
Subject Company: Pharmacopeia, Inc.
Registration No.: 333-70740

[PHARMACOPEIA LOGO]

FOR IMMEDIATE RELEASE

PHARMACOPEIA AND LOCOMOGENE FORM RESEARCH COLLABORATION

Princeton, New Jersey and Tokyo Japan, December 18, 2001 -Pharmacopeia, Inc. (Nasdaq: PCOP) and Locomogene, Inc. today announced that they have entered into a research collaboration focused on the area of osteoarthritis/rheumatoid arthritis. Locomogene is an emerging biotechnology company based in Tokyo specializing in locomotive organs diseases.

Under the terms of this agreement, Pharmacopeia will provide assay development expertise, a proprietary, multimillion compound sample collection, and ultra high-throughput screening technology to identify lead compounds for a Locomogene target. Pharmacopeia will receive funding for providing these research activities and will be entitled to receive additional payments upon the successful achievement of milestones and royalties upon the commercialization of any drugs emanating from this relationship.

"Locomogene is an exciting, young company with interesting and important biological targets," said Joseph A. Mollica, Ph.D., Chairman, President and CEO of Pharmacopeia. "We're excited to leverage our drug discovery expertise to collaborate with Locomogene. We look forward to identifying lead compounds in this important therapeutic area and look forward to a long and successful relationship with Locomogene."

"We are confident that this collaboration will enable Locomogene to generate a substantial pipeline for osteoarthritis/rheumatoid arthritis," said Takeo Matsumoto, PhD, CEO of Locomogene.

Locomogene (www.locomogene.com) is an emerging biotechnology company committed to the discovery and development of novel therapeutic products for the treatment of age-related refractory diseases occurring in locomotive organs such as rheumatoid arthritis, osteoarthritis, osteoporosis, diabetic neuropathy and others.

Pharmacopeia (www.pharmacopeia.com) is a leader in enabling science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's Drug Discovery segment integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia's software subsidiary, Accelrys, develops and commercializes molecular modeling and simulation software for the life sciences and materials research, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. The business also provides consulting services to its customers in drug discovery and chemical development. Pharmacopeia employs approximately 800 people, generated 2000 revenues of approximately $119 million, and is headquartered in Princeton, NJ.

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS"), AS IT CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Web of the Securities and Exchange Commission (the "Commission") site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Contacts: Sue Rodney Pharmacopeia, Inc. (609) 452-3600 srodney@pharmacop.com	Yoshie Amano Locomogene, Inc. +81 3 5766 4166 amanoy@locomogene.com

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PHARMACOPEIA AND LOCOMOGENE FORM RESEARCH COLLABORATION